December 31, 2009

Mail Stop 3010

Mr. Jeffrey A. McCutcheon
Chief Financial Officer
LaBranche & Co Inc.
33 Whitehall Street
New York, NY 10004

> **Re:**   **LaBranche & Co Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-15251**

Dear Mr. McCutcheon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 42

1.   We note the non-GAAP measure you have included and that you have referenced Regulation G. Please tell us how you have complied with Item 10(e) of Regulation S-K as it appears that you are excluding a recurring item from the non-GAAP measure. In addition, please tell us how the adjustment to revenues reconciles to the income statement. We may have further comment.

Our Operating Expenses, page 54

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 55

2.   We note that the significant increase in employee compensation was a result of the performance-based pay relationship to a $142.2 million increase in trading results. Please clarify to us and in future filings how you calculated the $142 million increase, as it is unclear based upon the financial results disclosed.

Note 2. Summary of Significant Accounting Policies, page F-10

Securities Transactions, page F-11

3.   We note that investments in non-marketable securities, consisting of investments in equity securities of private companies, limited liability company interests and limited partnership interests, are included as part of "financial instruments owned, at fair value." This appears to contradict your disclosure on page 48 that these securities are included in "other assets" and carried either at cost or accounted for under the equity method. Please clarify in your response to us and provide us with your proposed disclosure for future filings. In addition, if these securities are included in "financial instruments owned, at fair value," please explain to us why they are not considered to be Level 3 investments under ASC Topic 820 in your table on page F-35. We may have further comment.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief